

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2018

Adam Karkowsky
Executive Vice President and Chief Financial Officer
AmTrust Financial Services, Inc.
59 Maiden Lane
43rd Floor
New York, New York 10038

      Re: AmTrust Financial Services, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2016
          Filed April 4, 2017
          File No. 001-33143

Dear Mr. Karkowsky:

      We have reviewed your February 15, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 31, 2018 letter.

Form 10-K for the Fiscal Year Ended December 31, 2016

Notes to the Consolidated Financial Statements
Note 12. Loss and Loss Adjustment Expense Reserves, page F-68

1.   Your proposed disclosure in response to the fifth bullet of prior comment 1 does not address the changes in the reserve adjustments to reflect Management's Best Estimate (MBE) that you recorded during 2016 and why those adjustments were necessary. In this regard, for example, you discuss the $76 million reduction you recorded at December 31, 2016 to the reserve amount determined by your actuaries for your Small Commercial Business segment but do not discuss that at December 31, 2015 you recorded a $140

million increase to the reserves nor do you discuss what changed during 2016 to change from an adjustment that increased the reserve to one that decreased it. Please provide us proposed revised disclosure on how you adjusted the reserve liability to reflect MBE that also quantifies the amounts of your 2015 adjustments and explains the underlying factors resulting in the changes recorded between periods in your financial statements for each of your segments.

2.   Refer to your response to the sixth bullet of prior comment 1. Please address the following:

- Explain to us why the reconciling items for "Lines of Business Not Included in Note 13" and "Effect of Foreign Exchange Rates and Other Amounts" changed from that presented in your January 19, 2018 response to comment 2 from our December 5, 2017 letter. In your response:
    ◦ Tell us whether the reason for the change in the former reconciling item relates solely to your decision to include the Tower reinsurance transaction in your Small Commercial Business development tables as indicated in your current response to comment 2. If not, tell us what other factors caused the change.
    ◦ Quantify for us the foreign exchange rate component and the other amounts component of the latter reconciling item and separately explain to us why each component changed from your January 19, 2018 response.
- Given the magnitude of the development of "Lines of Business Not Included in Note 13," revise your proposed disclosure to highlight the lines of business comprising this development and explain the underlying causes for this development.

     You may contact Bonnie Baynes at 202-551-4924 or Mark Brunhofer at 202-551-3638 with any questions.

                                              Division of Corporation Finance
                                              Office of Healthcare & Insurance